                                                                                                                                                                                                                                                        AMEX : REX
                                                                                                                                  TSX : VIR
                                                                                    For Immediate Release
ViRexx Medical Corp.

ViRexx Announces Encouraging Results from its Lead Chimigen™ Therapeutic Vaccine candidate for Treating Chronic Hepatitis B Virus Infections

EDMONTON, ALBERTA – August 18, 2008 – ViRexx Medical Corp. (TSX:VIR, AMEX:REX), company focused on developing innovative-targeted therapeutic products that offer better quality of life and a renewed hope for living.  Its platform technologies include product candidates for the treatment of Hepatitis B, Hepatitis C, avian influenza viral infections, biodefence and nanoparticle applications, select solid tumors and late-stage ovarian cancer, today announced that it is presenting encouraging results from the laboratory studies on its lead Chimigen™ Hepatitis B Therapeutic Vaccine candidate.

The vaccine is being developed to treat patients who are chronically infected by the Hepatitis B virus (“HBV”). The Chimigen™ Hepatitis B Therapeutic Vaccine, in ex vivo laboratory studies, produced the desired immune responses in peripheral blood mononuclear cells (“PBMCs”) isolated from patients who are chronically infected by the virus as well as in normal healthy individuals.

“The results are very encouraging, as this is a very important first step in the in the development of an effective Chimigen™ Hepatitis B Therapeutic Vaccine” said Dr. Rajan George, Senior Vice President – Research & Development.

The results were presented at the 2008 HBV International Meeting “The Molecular Biology of Hepatitis B Viruses” August 18, 2008 at University California, San Diego in La Jolla, CA.

Chimigen™ Platform Technology

The Company’s Chimigen™ Platform technology has promise for the future and is continuing to develop these novel immunotherapies for high value infectious disease markets.  Over the next two years, the Company will increasingly focus its research and development efforts on advancing its current candidate Chimigen™ Therapies into clinical development and seek partners at the appropriate time.

The Company’s promising Chimigen™ Hepatitis B Therapeutic Vaccine, which includes multiple antigens, has shown to be involved in a therapeutic immune response in patients who cleared HBV infection.  ViRexx hopes to initiate a clinical trial for its Chimigen™ Hepatitis B Therapeutic Vaccine potentially with a partner in the second half of 2009 or early 2010.  The Company’s Chimigen™ Hepatitis C Therapeutic Vaccine is being developed for the treatment of chronic Hepatitis C infection. The Company currently has two ex vivo tested vaccine candidates in this program.  Continued efforts in 2008 will be directed towards the final selection of a Chimigen™ Hepatitis C Therapeutic Vaccine candidate for clinical testing.

The other product candidates include Chimigen™ Avian Influenza vaccines against pandemic influenza, Chimigen™ Biodefense vaccines against biological threat agents, and development of immune-targeted bionanoparticles. Several potential Chimigen™ Avian Influenza Vaccine candidates have been produced and are being evaluated for their efficacy.

In collaboration with the Defence Research and Development Canada Suffield (“DRDC Suffield”), ViRexx has evaluated Chimigen™ Vaccines for use in biodefense.  In this program, the Company has focused on two candidate vaccines for Western Equine Encephalitis Virus (“WEEV”).  Based on the results from these studies, the Company was encouraged to apply for a biodefense development contract, which was submitted to U.S. National Institutes of Health (“NIH”) in January 2008. The application is under review and the result is expected in the fall of 2008.

Looking toward its next generation Chimigen™ Platform products, the Company has established research collaboration with the National Research Council for Canada National Institute of Nanotechnology (“NINT”) for developing targeted bionanoparticles using the Chimigen™ Platform. If successful, Chimigen™ Bionanoparticle technology could be used for targeting immune cells to modulate specific pathways of immune responses and also for use in siRNA delivery and immunomodulator vaccine development.

Hepatitis B

Hepatitis B is one of the major diseases of mankind and is a serious global public health problem. The World Health Organization estimates that one out of every three people world wide have been infected with the HBV of whom approximately 400 million have developed a chronic HBV infection.

The virus is endemic in Asia, (especially Southeast Asia), Africa, and the Middle East.  About 5% of the world’s populations are chronic carriers of HBV, and nearly 25% of all carriers develop liver diseases such as hepatitis, cirrhosis and primary liver cancer.  Approximately 1.25 million chronic carriers of HBV live in the U.S. and an estimated 5.7 million people worldwide are newly infected with the virus each year. There are approximately one million deaths each year attributed to chronic HBV infection

About ViRexx Medical Corp.

ViRexx is a Canadian-based development-stage biotech company focused on developing innovative-targeted therapeutic products.  For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Darrell Elliott Chairman and Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com	Brent Johnston Chief Financial Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 investor@virexx.com